[redacted]

09059184

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37762

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AIG Financial Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Danbury Road
(No. and Street)

Wilton	CT	06897-4444
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

~~Stephen J. Hawriluk 203.221.4820~~
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 02 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen J. Hawriluk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AIG Financial Securities Corp., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Chief Financial Officer
Title

Notary Public

SUSAN PORRITT-ATKINSON
NOTARY PUBLIC
MY COMMISSION EXPIRES MAY 31, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AIG Financial Securities Corp.

Statement of Financial Condition
December 31, 2008

AIG Financial Securities Corp.
Index
December 31, 2008

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Stockholder of
AIG Financial Securities Corp.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of AIG Financial Securities Corp. (the "Company") at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2009

AIG Financial Securities Corp.
Statement of Financial Condition
December 31, 2008

(dollars in thousands, except share data)

Assets		
Cash	$	133
Securities owned, at fair value		88,804
Prepaid expenses		98
Total assets	$	89,035
Liabilities and Stockholder's Equity		
Liabilities		
Accrued liabilities	$	34
Due to affiliates, net (Note 5)		1,906
Unrealized loss on derivative		230
Current taxes payable to an affiliate (Note 7)		326
Liability subordinated to claims of general creditors (Note 6)		10,000
Total liabilities		12,496
Stockholder's equity		
Common stock, $.01 par value; 10,000 shares authorized, issued and outstanding		-
Additional paid-in capital		50
Retained earnings		76,489
Total stockholder's equity		76,539
Total liabilities and stockholder's equity	$	89,035

The accompanying notes are an integral part of this financial statement.

(dollars in thousands)

1. Organization of the Company

AIG Financial Securities Corp. (the "Company") is a wholly owned subsidiary of AIG Financial Products Corp. ("AIGFP" or the "Parent"), which in turn is a wholly owned subsidiary of American International Group, Inc. ("AIG"). AIG has issued an irrevocable guarantee under which it guarantees to each holder of a monetary obligation or liability of the Company the prompt payment, when due, of all such obligations or liabilities. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company generates commission and fee income by executing and arranging trades principally for clients of the Company's affiliates.

2. Summary of Significant Accounting Policies

The accompanying Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Cash

At December 31, 2008, the Company's cash is held at two New York Money Center banks.

Commodities Trading

Spot commodity transactions are primarily conducted through affiliated entities and are recorded on a trade-date basis. The Company does not own any spot commodities at December 31, 2008.

Securities Transactions

The Company clears securities transactions executed for clients of the Company's affiliates. In the normal course of business, the Company is involved in the execution and settlement of securities transactions with counterparties who are primarily institutions and affiliates. These activities may expose the Company to risk in the event that the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the securities underlying the contract at a loss. As of December 31, 2008, the Company had no unsettled transactions with its counterparties. The Company has the right to pursue collection or performance from the counterparties who do not perform under contractual obligations. The Company monitors the credit standing of all counterparties with which it conducts business.

The Company is also subject to operational, technological and settlement risks. These risks include the risk of potential financial loss attributable to operational factors such as untimely or inaccurate trade execution, clearance or settlement. The Company is also subject to risk of loss attributable to technological limitations or computer failures that may constrain the Company's ability to gather, process and communicate information efficiently, securely and without interruption.

Securities Owned

Securities owned are recorded on a trade-date basis and are carried at fair value. At December 31, 2008, Securities owned consists of a high investment-grade, short-term discount government agency debt obligation having a face value of $89,000,000.

(dollars in thousands)

Derivatives
Derivative instruments are primarily used for economic hedges of financial instruments and are carried at fair value.

Derivatives used for economic hedging purposes include total return and interest rate swap contracts. Unrealized gains or losses on these derivative contracts are recognized currently in the Statement of Income as Principal transactions revenues. The Company does not apply hedge accounting as defined in Statement of Financial Accounting Standard No. 133 *Accounting for Derivative Instruments and Hedging* Activities ("FAS 133"), as amended, as all financial instruments are recorded at fair value with changes in fair values reflected in earnings. Therefore, the disclosures required in paragraphs 44–45 of FAS 133 of the statement are generally not applicable with respect to these financial instruments.

Unrealized gains and losses on derivatives are recognized gross in the Statement of Financial Condition.

Recent Accounting Standards
Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standard No. 157, *Fair Value Measurements* ("FAS 157"), which defines fair value, establishes a framework for measuring fair value and expands disclosure requirements regarding fair value measurements but does not change existing guidance about whether an instrument is carried at fair value. The adoption of FAS 157 had no impact on the Company's financial statements but did result in additional required disclosures as set forth in Note 3.

In conjunction with the adoption of FAS 157, the Company also adopted Statement of Financial Accounting Standard No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No.115* ("FAS 159"), which permits entities the option to value its assets and liabilities, on an instrument by instrument basis, at fair value and include the change in fair value of such assets and liabilities in its results of operations. The adoption of FAS 159 had no impact on the Company's financial statements for the year ended December 31, 2008.

3. Fair Value

Fair Value Measurements
FAS 157 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FAS 157, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities which the Company has the ability to access.

(dollars in thousands)

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2008.

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned:				
U.S. government and agency	$ -	$ 88,804	$ -	$ 88,804
Liabilities				
Financial instruments:				
Unrealized loss on derivative	$ -	$ -	$ 230	$ 230

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2008:

	Securities owned, at fair value	Unrealized loss on derivative
Beginning balance	$ 103	$ -
Unrealized gains (losses) related to assets or liabilities held at end of year	-	230
Realized gains (losses) related to assets or liabilities no longer held	(3)	(81)
Settlements	(100)	81
Ending balance	$ -	$ 230

Fair Value Option
The carrying values of cash, prepaid expenses, accrued liabilities, due to affiliates, net, current taxes payable to an affiliate and liability subordinated to claims of general creditors included in the Company's statement of financial condition approximate fair value as they are short-term, or have floating interest terms. No fair value election under the provisions of FAS 159 was made for these accounts.

4. Financial Instruments with Off-Balance-Sheet Risk

The credit risk for derivatives is limited to the unrealized fair valuation gains recorded in the statement of financial condition. Market risk, if any, is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

(dollars in thousands)

The Company's transactions with off-balance-sheet risk are short-term in duration and have a maturity of less than one year at December 31, 2008.

Open derivative contracts, which are linked to assets or liabilities that are sold or otherwise disposed of, are terminated at the time of disposition. Unrealized gains or losses on such derivative contracts are recognized in the Statement of Income currently as Principal transactions.

At December 31, 2008, the Company had an outstanding interest rate swap agreement with a notional principal amount of $89,000. The swap is recorded at fair value, and changes in fair value has been included in the Company's results of operations currently. Additionally, periodic settlements paid or received are included the Company's results of operations currently.

5. Due to affiliates, net, and Related-Party Transactions

A majority of the Company's transactions are with affiliated entities.

At December 31, 2008, Due to affiliates, net, consists primarily of net operating funding balances payable to AIGFP.

Administrative services are provided to the Company by AIGFP. Administrative services include personnel, office space, data processing, communications, computer and any other expenses incurred which are necessary to conduct the Company's business as a broker dealer. During the period January 2008 through April 2008, the administrative services expenses were allocated to the Company based on a formula agreed to by the Company and AIGFP.

During the period May 2008 through December 2008, administrative expenses were allocated to the Company pursuant to an Administrative Services and Expense Sharing Agreement (the "Agreement") with AIGFP. The terms of the Agreement provides for an allocation of expenses by AIGFP to the Company that equates to the proportional use of the allocated cost by the Company.

In September 2008, the Company's ultimate holding company, AIG, experienced a severe strain on its liquidity that resulted in AIG on September 22, 2008, entering into an $85 billion revolving credit facility and a guarantee and pledge agreement with the Federal Reserve Bank of New York ("New York Fed"). Under the credit facility agreement, AIG has agreed to issue a new series of perpetual, non-redeemable Convertible Participating Serial Preferred Stock (the "Series C Preferred Stock") to a trust that will hold the Series C Preferred Stock for the benefit of the United States Treasury. The Series C Preferred Stock will from issuance (i) be entitled to participate in any dividends paid on the common stock with the payments attributable to the Series C Preferred Stock being approximately, but not in excess of, 79.9% of the aggregate dividends paid on AIG's common stock, treating the Series C Preferred Stock as if converted and (ii) vote with AIG's common stock on all matters submitted to AIG shareholders, and will hold approximately, but not in excess of, 79.9% of the aggregate voting power of the common stock, treating the Series C Preferred Stock as if converted.

On October 3, 2008 AIG indicated its intent to refocus on its core property and casualty insurance businesses, generate sufficient liquidity to repay the outstanding balance of its loan from the NY Fed and address its capital structure. AIG intends to retain its U.S. property and casualty and foreign general insurance businesses and to retain a continuing ownership interest in its foreign life

(dollars in thousands)

insurance operations. AIG is exploring divestiture opportunities for its remaining businesses and assets including AIGFP and its subsidiaries, including the Company.

AIGFP began unwinding most of its businesses and portfolios during the fourth quarter of 2008, and these activities are expected to continue at least through 2009. In connection with these activities, AIGFP has disaggregated its portfolio of existing transactions into a number of separate "books", and has developed a plan for addressing each book, including each book's risks, risk mitigation options, monitoring metrics and certain implications of various potential outcomes. The plans are subject to change as efforts progress and as conditions in the financial markets evolve, and they contemplate, depending on the book in question, alternative strategies, including sales, assignments or other transfers of positions, terminations of positions, and/or run-offs of positions in accordance with existing terms. Execution of the plans is overseen by a transaction approval process involving increasingly senior members of AIGFP's and AIG's respective management groups as specific actions entail greater liquidity and revenue consequences. Successful execution of the plans is subject, to various degrees depending on the transactions of a given book, to market conditions and, in many circumstances, counterparty negotiations and agreement. As a consequence of these conditions, it is expected that the above process will reduce the scope of the Company's operations in the foreseeable future. The ultimate impact on the Company, however, cannot be precisely determined at this time.

6. Liability Subordinated to Claims of General Creditors

The Company has entered into a subordinated debt agreement with AIGFP. This subordinated debt is included in the Company's regulatory capital, and can be repaid only if, after giving effect to repayment, the Company meets the Securities and Exchange Commission's capital regulations. Interest is payable annually on the last business day of the year at a floating per annum rate, which resets daily at the London Interbank Offered Rate. The principal is due on December 31, 2010.

7. Income Taxes

The operations of the Company are included in the consolidated U.S. federal income tax return of AIG and in the combined Connecticut State tax return of AIG subsidiaries that operate in Connecticut. The difference between the effective income tax rate and the statutory federal income tax rate is due to state income taxes. Included in current taxes payable to affiliate in the statement of financial condition are state taxes payable of $61.

In 2006, the FASB issued Interpretation No. 48 *Accounting for Uncertainty in Income Taxes – an Interpretation of SFAS No. 109* ("FIN 48"). FIN 48 clarifies accounting for uncertain tax positions in accordance with SFAS No. 109, *Accounting for Income Taxes.* FIN 48 prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in an enterprise's tax return. FIN 48 became effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 did not have any impact on the Company's financial position, nor has the Company recognized any uncertain tax positions subsequent to the adoption of FIN 48.

The Company has elected to be treated as a dealer under Internal Revenue Code ("IRC") section 475. Accordingly, the Company is required to follow a mark-to-market methodology for valuing their securities inventories for tax purposes.

(dollars in thousands)

The Company has executed a tax sharing agreement with AIG that provides that the Company's share of the consolidated tax liability will be determined generally on a separate company basis. The agreement provides that tax benefits realized in the consolidated group attributable to the Company will be allocated to the Company irrespective of whether such benefits may have been realized currently by the Company on a separate return basis.

8. Commitments and Contingencies

The Company operates subject to cancelable agreements with affiliated entities.

9. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that the Company maintain net capital, as defined, of one-fifteenth of aggregate indebtedness, as defined, or $250, whichever is greater. At December 31, 2008, the Company had net capital of $85,775, which exceeded its requirement of $250 by $85,525, and its ratio of aggregate indebtedness to net capital was 0.03 to 1.

The Company is subject to Rule 15c3-3 under the Securities Exchange Act of 1934. During the year ended December 31, 2008, the Company was not required to and did not hold any customer money or securities.